UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Selected by Hafslund for a Mobile WiMAX™ Deployment in Norway. Dated June 2nd, 2009	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2nd, 2009	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® Selected by Hafslund for a Mobile WiMAX™
Deployment in Norway

Leading Nordic utility company to deploy Alvarion’s 802.16e 4Motion®
solution for a turnkey project in South Norway

Amsterdam, June 2, 2009 – Alvarion® Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced it was selected by Hafslund, one of the largest listed utility companies in the Nordic area, for a turnkey deployment using Alvarion’s WiMAX Forum® Certified™ Mobile WiMAX solution. The commercial network, operating at the 2.5 GHz frequency band licensed to Hafslund Telecom, will provide advanced broadband services to the Ostfold region, covering the cities of Askim, Fredrikstad, Moss and Sarpsborg. Alvarion’s local partner for this project is Nera Telecommunications, Ltd.

Networks based on Mobile WiMAX technology provide the ability to offer ubiquitous wireless broadband access on the go and enable services such as VoIP, video, social networking and other Web 2.0 applications. Mobile WiMAX has the capability to provide average throughput of several megabits per second to end consumers, and is the only wireless technology commercially available in the market today to enable such experience for wide area networks with quality of service.

“Hafslund strives to offer best-in-class broadband communications to its customers” said Trond Nedregård, CEO of Hafslund Telecom. “Our choice of Alvarion, the global leader in WiMAX solutions, is proof of our commitment to bring the best services with state-of-the-art technology to our customers. WiMAX will provide an unrivaled user experience.”

“We are pleased to extend our partnership with Hafslund. We see an increase in demand for broadband services in Norway from our earlier deployment,” said Tzvika Friedman, president and CEO of Alvarion. “This contract highlights Alvarion’s ability to provide cutting-edge WiMAX solutions to innovative companies around the world such as Hafslund. Alvarion’s turnkey Mobile WiMAX solution will provide a superior business case for Hafslund as it provides extended coverage and enhanced capacity with optimized OPEX.”

As part of a turnkey solution, Alvarion will offer Hafslund implementation services that include project management, network planning, installation, supervision and support. Alvarion’s value added professional services enhance the network quality and thus improve the end user experience.

About Hafslund
Hafslund is Norway’s largest utility company. In the division Hafslund Telekom the company builds fiber optic and wireless broadband networks and provides a wide range of telecommunication, internet and corporate network services and products. Hafslund Telekom has a radio license in the 2.6 GHz band and has build out WiMAX network in several regions in Norway. The company’s customers are consumers, corporations, public authorities and telephone companies.

About Alvarion
Alvarion (NASDAQ: ALVR) is the largest WiMAX pure-player with the most extensive WiMAX customer base and over 250 commercial deployments around the globe. Committed to growing the WiMAX market, the company offers solutions for a wide range of frequency bands supporting a variety of business cases. Through its OPEN WiMAX strategy, superior IP and OFDMA know-how, and ability to deploy end-to-end turnkey WiMAX projects, Alvarion is shaping the new wireless broadband experience (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the spread of the U.S. credit crisis and current global recession; the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WiMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, services provisioning, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers, and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

"Alvarion" and "4Motion" are the registered trademarks of Alvarion Ltd. in certain jurisdictions

All other companies’ names, products, services may be the properties of their respective owners.